EXHIBIT 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement (Nos. 333-18423, 333-88049, 333-170348 and 333-124774) on Form S-8 of Kennametal Inc. of our report dated June 24, 2011, with respect to the statements of net assets available for benefits of the Kennametal Retirement Income Savings Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010 and the supplemental schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on the Form 11-K of the Kennametal Retirement Income Savings Plan.

/s/ Schneider Downs & Co., Inc.
Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 24, 2011